Mail Stop 4561

December 11, 2008

Darlene F. McDonald
Chief Financial Officer
First Clover Leaf Financial Corp.
6814 Goshen Road
Edwardsville, IL 62025

> Re: **First Clover Leaf Financial Corp**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008**
> **Forms 10-Q for Fiscal Quarter Ended**
> **September 30, 2008**
> **Filed November 10, 2008**
> **File No. 000-50820**

Dear Ms. McDonald:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2007

Allowance for loan losses, page 15

1. Please tell us how considered the guidance in SOP 03-3 with respect to the loans acquired in a 2006 business combination and an apparent related allowance for

loan losses of $911,021.   Please tell us the type of loans for which the allowance relates and how you determined it was appropriate to carryover this allowance as part of the business combination.

Exhibit 13

Financial Statements

Note 3 - Securities, page F-17

2.   On page F-18 you state you have the ability to hold your debt securities for the foreseeable future. On page 10 of the Form 10-Q as of September 30, 2008 you state you have the intent and ability to continue to hold these securities. However, in neither of these disclosures do you state if you plan to hold these securities until maturity or recovery of losses. Given the above and the noted increasing losses on the corporate bonds as of September 30, 2008, please provide us with the following information and revise future filings as follows:
- Describe the nature of the corporate bonds;
- Tell us the investment grade of the bonds in loss positions;
- Tell us if any of the bonds were sold during the nine months ending September 30, 2008;
- Tell us if you intend to hold the securities in loss positions until maturity or recovery; and
- Your analysis as to whether any of these bonds were other than temporarily impaired at the latest interim and year-end balance sheet dates.

Note 12 - Income Taxes, page F-26

3.   We note your disclosure on the top of page F-28 related to the tax bad debt reserve and the unrecorded deferred income tax liability. Please provide us with the disclosures required by paragraphs 20 and 21 of FIN 48 and revise future filings to include them.

Form 10-Q as of September 30, 2008

Asset Quality, page 18

4.   We note your $8.5 million increase in impaired loans during the nine months ending September 30, 2008 is due to three impaired real estate development loans. We also note your disclosure stating that the underlying collateral is "sufficient to cover the outstanding loan balance" and "[m]anagement performs

periodic reviews of the collateral to ensure adequate debt coverage." Please provide us with the following information and revise future filings as follows:

- Explain whether your periodic reviews of the collateral are obtained by third party appraisals or whether the evaluations are done internally;
- Tell us how frequently you update your valuations on impaired loans and the dates of your last appraisals; and
- Explain the extent to which collateral valuations are for properties located in areas with stagnant or distressed economies or residential markets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant